SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              SCHEDULE 13D


                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 2224)*

                          Rio Hotel & Casino, Inc.
-----------------------------------------------------------------------
                            (Name of Issuer)

                        Common Stock, $.01 par value
-----------------------------------------------------------------------
                     (Title of Class of Securities)

                               767 147 101
         -----------------------------------------------------
                              (CUSIP Number)


  James A. Barrett, Jr., 3700 West Flamingo, Las Vegas, Nevada 89103
                          Tel: (702) 252-7733
-----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            August 9, 1998
-----------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE:  Schedules  filed in paper format shall include a signed  original
and five copies of  the  schedule,  including  all  exhibits.   See Rule
13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D


CUSIP No. 767 147 101                          Page   2   of   8  Pages


 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Anthony A. Marnell II

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
           Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]
           Not applicable.

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

              7   SOLE VOTING POWER
                     617,807
 NUMBER OF
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY         3,827,030
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING           617,807
   PERSON
    WITH     10   SHARED DISPOSITIVE POWER
                     3,827,030

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,444,837

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.5%

14  TYPE OF REPORTING PERSON*
           IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D


CUSIP No.   767 147 101                        Page   3   of   8  Pages


 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Austi, LLC

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
          Not applicable.

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]
           Not applicable.

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada

              7   SOLE VOTING POWER
                     3,827,030
 NUMBER OF
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY         -0-
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING           3,877,030
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                     -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,827,030

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.4%

14  TYPE OF REPORTING PERSON*
          00

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D


CUSIP No.  767 147 101                     Page   4   of   8   Pages


 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          James A. Barrett Jr.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
          Not applicable.

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]
          Not applicable.

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

              7   SOLE VOTING POWER
                     471,869
 NUMBER OF
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY         3,827,030
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING           471,869
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                     3,827,030

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,298,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                        [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.2%

14  TYPE OF REPORTING PERSON*
          IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

THIS AMENDMENT NO. 24 AMENDS THE SCHEDULE 13D, AS MOST RECENTLY AMENDED BY AMENDMENT NO. 23 THERETO DATED DECEMBER 31, 1997 (THE "SCHEDULE 13D"), OF ANTHONY A. MARNELL II, AUSTI, LLC AND JAMES A. BARRETT, JR. (COLLECTIVELY, THE "REPORTING
PERSONS"), WITH RESPECT TO THE COMMON STOCK, $.01 PAR VALUE ("COMMON STOCK"), OF RIO HOTEL & CASINO, INC., A NEVADA CORPORATION (THE "ISSUER"). EXCEPT AS SPECIFICALLY PROVIDED HEREIN, THIS AMENDMENT NO. 24 DOES NOT MODIFY ANY OF THE INFORMATION PREVIOUSLY REPORTED ON THE SCHEDULE 13D.


ITEM 4.       PURPOSE OF TRANSACTION

   Not applicable. This Amendment No. 24 is being filed to report the disposition of certain shares of Common Stock beneficially owned by the Reporting Persons as described in Item 5(c) hereof.

   Furthermore, this Amendment No. 24 is being filed to report that on August 9, 1998, the Board of Directors of the Issuer approved  and entered into an Agreement  and  Plan  of Merger  (the
"Merger   Agreement") with Harrah's Entertainment,  Inc, a Delaware
corporation ("Harrah's"), and HEI Acquisition Corp. III, a Nevada corporation and a wholly-owned subsidiary of Harrah's ("MergerSub"). Following the approval and adoption of the Merger Agreement by a majority of the stockholders of the Issuer, and upon the receipt of all necessary gaming and other approvals, and the satisfaction or waiver of all other conditions precedent as outlined in the Merger Agreement, MergerSub shall merge (the "Merger") with and into the Issuer, with the Issuer being the surviving corporation.

   The Merger Agreement provides that each holder of issued and outstanding shares of Common Stock of the Issuer shall receive:
(a) one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.10 per share, of Harrah's; (b) any dividends or distributions to which the holder is entitled pursuant to the terms of the Merger Agreement; and (c) cash with respect to any fractional shares pursuant to the terms of the Merger Agreement.

   As a condition precedent to Harrah's and MergerSub entering into the Merger Agreement with the Issuer, the Reporting Persons
and certain other affiliated  entities  entered  into   a   certain
Stockholder  Support  Agreement  ("Stockholder  Agreement")   dated
August 9, 1998, whereby the Reporting Persons agreed, subject to certain conditions, to vote all shares of Common Stock of the Issuer beneficially owned by the Reporting Persons in favor of the Merger
Agreement and any other matters  necessary  for  the   consummation
of the transaction contemplated by the Merger Agreement. In addition, pursuant to the Merger Agreement, prior to the closing of the Merger, the Reporting Persons will be required to agree that they will not sell, assign, transfer or otherwise dispose of or encumber (i) any shares of Common Stock, whether now owned or hereafter acquired, (ii) any options, warrants, or other rights to receive such stock, whether now owned or hereafter acquired, (iii) any shares of Harrah's common stock, whether now owned or hereafter acquired, or (iv) any options, warrants, or other rights to receive such Harrah's common stock, whether now owned or hereafter acquired, from thirty (30) days prior to the closing of the Merger until the consolidated results of operations of Harrah's and the Issuer, including at least thirty (30) days of combined operations after the effective time of the Merger, are made available to the public.

                                                 Page 5 of 8 Pages


ITEM 5.   INTEREST IN SECURITY OF THE ISSUER

   Item 5 of the Schedule 13D is hereby amended as follows:


ANTHONY A. MARNELL II           PRESENTLY OWNED         PERCENTAGE

Sole voting power                 617,807 <F1>,<F3>

Shared voting power             3,827,030 <F2>

Sole dispositive power            617,807 <F1>,<F3>

Shared dispositive power        3,827,030 <F2>
                                ----------
  Total beneficial ownership    4,444,837 <F1>,<F3>       17.5% <F4>
___________________

<F1> Includes  600,000  shares  of  Common  Stock  issuable  to
     Mr. Marnell pursuant to currently exercisable options under the Issuers Non-Statutory Stock Option Plan.
<F2> Shares   reported   hereunder  with  shared  voting  power
     and shared dispositive power are those shares held by Austi, LLC as a result of Messrs. Marnell and Barrett's positions as co-managers.
<F3> Mr.  Marnell  disclaims  beneficial  ownership  of  shares of Common Stock held by Andrea Marnell (769 shares), Alisa Ann Marnell (769 shares) and Anthony A. Marnell III (769
     shares).   Not  included in this filing  are  shares  held
     directly by the Alisa Ann Marnell Trust (2,000 shares) and the Anthony A. Marnell III Trust (1,000 shares), and Mr. Marnell disclaims beneficial ownership of those shares. Each trust is an irrevocable spendthrift trust over which Mr. Marnell has no voting or investment control.
<F4> Based upon 24,788,433 shares of Common Stock outstanding as of August 6, 1998.


AUSTI, LLC                      PRESENTLY OWNED       PERCENTAGE


Sole voting power                3,827,030

Shared voting power                    -0-

Sole dispositive power           3,827,030

Shared dispositive power               -0-
                                 ----------
  Total beneficial ownership     3,827,030           15.4% <F1>
___________________

<F1> Based upon 24,788,433 shares of Common Stock outstanding as of August 6, 1998.


JAMES A. BARRETT, JR.           PRESENTLY OWNED       PERCENTAGE


Sole voting power                  471,869 <F1>

Shared voting power              3,827,030 <F2>

Sole dispositive power             471,869 <F1>

Shared dispositive power         3,827,030 <F2>
                                 ----------
  Total beneficial ownership     4,289,899 <F1>,<F3>   17.2% <F4>

___________________

<F1> Includes  209,000  shares of  Common  Stock issuable to Mr.
     Barrett pursuant to currently exerciseable options under Issuer's Non-Statutory Stock Option Plan and Long-Term Incentive Plan.
<F2> Shares  reported  hereunder  with  shared  voting power and dispositive power are those shares owned by Austi, LLC as a result of Messrs. Marnell and Barrett's positions as co-managers.
<F3> Mr.  Barrett  disclaims  beneficial  ownership  of  all  of the shares of Common Stock held by Austi, LLC.
<F4> Based upon 24,788,433 shares of Common Stock outstanding as of August 6,  1998.

                                                 Page 6 of 8 Pages

Additional Response Pursuant to Item 5(c).:

The   Reporting   Persons   effected   the   following   transactions
involving  the  Common  Stock  since the  most  recent  amendment  to
Schedule 13D:

(1) On May 13, 1998, Austi, LLC sold 500,000 shares of Common Stock at a price of $22.250 per share. The sale was effected on the New York Stock Exchange through NationsBanc Montgomery Securities, acting as agent.

(2) On May 15, 1998, Austi, LLC distributed 251,781 shares of Common Stock proportionately (to the extent of their pecuniary interest) to two withdrawing members - Barrett Family Revocable Living Trust (182,481 shares) and Barrett, Inc. (69,300 shares).

(3) On June 30, 1998, Anthony A. Marnell II (50,000 shares), through Austi LLC, and James A. Barrett Jr. (10,000 shares) effected a donation of a total of 60,000 shares of Common Stock to two charitable organizations.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   See response to Item 5.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

   EXHIBIT  DESCRIPTION

    4.01 Form of Stockholder Support Agreement among between the Reporting Persons and Harrah's, incorporated by reference to the Issuer's report on Form 8-K (file no. 1-11569) dated August 9, 1998, Item 7, Exhibit 2.1.

                                                 Page 7 of 8 Pages

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   August 14, 1998       /s/ James A. Barrett, Jr.
                               ANTHONY A. MARNELL II
                               By:  JAMES A. BARRETT, JR.
                                    ATTORNEY-IN-FACT FOR ANTHONY  A.
                                    MARNELL II




                               Austi, LLC


Dated:   August 14, 1998       By:  /s/ James A. Barrett, Jr.
                                    JAMES A. BARRETT, JR., CO-MANAGER




Dated:   August 14, 1998       /s/ James A. Barrett, Jr.
                               JAMES A. BARRETT, JR.


                                                 Page 8 of 8 Pages